

Mailstop 4628

September 24, 2015

<u>Via E-mail</u>
Gavin Patterson
Group Chief Executive
BT Group plc
BT Centre
81 Newgate Street, London, EC1A 7AJ
England

   Re: **BT Group plc**
      Form 20-F for the Fiscal Year Ended March 31, 2015
      Filed May 21, 2015
      File No. 1-08819

Dear Mr. Patterson:

   We refer you to our comment letter dated August 18, 2015, regarding business contacts with Sudan and Syria. We have completed our review of this subject matter. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

               Sincerely,

               /s/ Cecilia Blye

               Cecilia Blye, Chief
               Office of Global Security Risk

cc: Larry Spirgel
    Assistant Director
    Division of Corporation Finance